UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No.  2)

North American Galvanizing & Coatings, Inc.
(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

65686Y

 (CUSIP Number)

Joseph J. Morrow
470 West Avenue
Stamford CT 06902
Telephone: (203) 658-9400

with a copy to:

Charles F. Niemeth, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York NY 10036
Telephone: (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to  Receive Notices and Communications)

March 31, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 65686Y	SCHEDULE 13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Joseph J. Morrow

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0 shares

	8	SHARED VOTING POWER

2,474,500 shares

	9	SOLE DISPOSITIVE POWER

1,862,000 shares

	10	SHARED DISPOSITIVE POWER

412,500 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,474,500 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%

14	TYPE OF REPORTING PERSON

IN

CUSIP No. 65686Y	SCHEDULE 13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Claire Morrow

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0 shares

	8	SHARED VOTING POWER

37,500 shares

	9	SOLE DISPOSITIVE POWER

0 shares

	10	SHARED DISPOSITIVE POWER

37,500 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,500 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

14	TYPE OF REPORTING PERSON

IN

CUSIP No. 65686Y	SCHEDULE 13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS C & M Management & Realty Partners

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0 shares

	8	SHARED VOTING POWER

30,000 shares

	9	SOLE DISPOSITIVE POWER

0 shares

	10	SHARED DISPOSITIVE POWER

30,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. 65686Y	SCHEDULE 13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MCO Limited Partnership

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0 shares

	8	SHARED VOTING POWER

45,000 shares

	9	SOLE DISPOSITIVE POWER

0 shares

	10	SHARED DISPOSITIVE POWER

45,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. 65686Y	SCHEDULE 13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Joseph J. Morrow Revocable Living Trust

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0 shares

	8	SHARED VOTING POWER

150,000 shares

	9	SOLE DISPOSITIVE POWER

0 shares

	10	SHARED DISPOSITIVE POWER

150,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%

14	TYPE OF REPORTING PERSON

OO

CUSIP No. 65686Y	SCHEDULE 13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Morrow & Co.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0 shares

	8	SHARED VOTING POWER

150,000 shares

	9	SOLE DISPOSITIVE POWER

0 shares

	10	SHARED DISPOSITIVE POWER

150,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. 65686Y	SCHEDULE 13D	Page 8 of 14 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and restates, in its entirety, the Schedule 13D as amended by Amendment No. 1 filed December 23, 1996 (the “Schedule 13D”) filed by Joseph J. Morrow with respect to shares of common stock, par value $0.10 per share (the “Common Stock”), of North American Galvanizing & Coatings, Inc. (the “Issuer”), formerly called Kinark Corporation.  All share amounts set forth in this Schedule 13D (Amendment No. 2) give effect to a 4 for 3 stock split effected by the Issuer in 2008 and a 3 for 2 stock split effected by the Issuer in 2007.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.10 per share (the “Common Stock”) of North American Galvanizing & Coatings, Inc. (the “Issuer”), formerly called Kinark Corporation. The principal executive office of the Issuer is located at 5314 South Yale Avenue, Ste. 1000, Tulsa, Oklahoma 74135.

Item 2.	Identity and Background

This Schedule 13D (Amendment No. 2) is being filed by Mr. Morrow and by Mrs. Claire Morrow, C & M Management & Realty Partners, MCO Limited Partnership, Joseph J. Morrow Revocable Living Trust and Morrow & Co. (collectively with Mr. Morrow, the “Filing Persons”).

The following sets forth certain information regarding the Filing Persons:

Joseph J. Morrow:  Mr. Morrow is an individual and a citizen of the United States of America.  His principal occupation is as Chief Executive Officer of Morrow & Co., LLC., a privately-owned international proxy solicitation and consulting firm, of which he is the controlling member.  Mr. Morrow has also served as Non-Executive Chairman of the Board of Directors of the Issuer since November 1999.  His business address is 391 Indian Head Drive, Vero Beach, Florida 32963.

Claire Morrow:  Mrs. Morrow is an individual and a citizen of the United States of America.  She is a homemaker and the wife of Mr. Joseph J. Morrow.  Her residence address is 7 Close Road, Greenwich Connecticut 06831.

C & M Management & Realty Partners (“C&M”):  C&M is a Connecticut partnership, all of the partnership interest in which is owned, directly and indirectly, by Mr. Morrow.  C&M is engaged in investments, principally in real estate.  Its business address is c/o Morrow & Co., LLC, 470 West Avenue, Stamford, Connecticut 06902.

MCO Limited Partnership (“MCO”):  MCO is a Florida limited partnership, all of the partnership interest in which is owned directly and indirectly by Mr. Morrow.  MCO is engaged in investments, including ownership of an equity interest in Morrow & Co., LLC.  Its business address is 391 Indian Head Drive, Vero Beach, Florida 32963.

Joseph J. Morrow Revocable Living Trust (“Morrow Trust”):  The Morrow Trust is a revocable trust organized under the law of Florida for the purpose of managing the Morrows’ investments and other assets and for estate-planning purposes.  Mr. Morrow is the sole trustee of the Morrow Trust.  Its business address is391 Indian Head Drive, Vero Beach, Florida 32963.

Morrow & Co. (“Morrow & Co.”):  Morrow & Co. is a Connecticut partnership all of the partnership interest in which is owned, directly and indirectly, by Mr. Morrow.  Morrow & Co. is engaged in investments.  Its business address is 391 Indian Head Drive, Vero Beach, Florida 32963.

During the last five years, none of the Filing Persons  has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such

CUSIP No. 65686Y	SCHEDULE 13D	Page 9 of 14 Pages

proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Morrow acquired substantially all of his shares utilizing his personal funds; additional shares were acquired upon the vesting of Restricted Stock issued to him under the Issuer’s 2004 Incentive Stock Plan, which provides for an annual grant of 13,333 forfeitable shares of Common Stock to each non-management director of the Issuer.  As noted in Item 5 of this Schedule 13D (Amendment No. 2), additional unvested shares of Common Stock allocated or issued to Mr. Morrow pursuant to the Issuer’s Director Stock Unit Program and its 2004 Incentive Stock Plan will vest in connection with the consummation of the Merger described in Item 4.

In August 2009, each of the Filing Persons (other than Mr. Morrow) and other investors purchased the Issuer’s 10% subordinated notes due 2014, which were issued with warrants to purchase Common Stock (“Warrants”).  The principal amount of subordinated notes purchased by the Filing Persons, at par, and the number of Warrants issued with such subordinated notes, are as follows:

Filing Person	Amount of Notes (Purchase Price)	Number of Warrants
Mrs. Claire Morrow	$250,000.00	37,500
C&M	$200,000.00	30,000
MCO	$300,000.00	45,000
Morrow Trust	$1,000,000.00	150,000
Morrow & Co.	$1,000,000.00	150,000

The Issuer has stated that of total subscriptions of $7.3 million aggregate principal amount by these Filing Persons and other subscribers in the offering, it allocated $3.1 million of the proceeds to the Warrants.  Mrs. Morrow acquired her subordinated notes and Warrants with her personal funds.  The other Filing Persons who acquired subordinated notes and Warrants utilized their working capital and/or funds contributed to them by Mr. Morrow for their purchases.

Item 4.	Purpose of Transaction

Mr. Morrow acquired the Common Stock held directly by him for investment.  With respect to the Common Stock acquired other than by purchase for cash, his acquisitions of Stock Units pursuant to the Issuer’s Director Stock Unit Program (none of which were vested at March 31, 2010), were made in accordance with the provisions of that Program, under which each non-management director of the Issuer must defer at least 50% ($17,500) of his or her annual fee, and may elect to defer 75% ($26,250) or 100% ($35,000) of the annual fee, and pursuant to which the Issuer makes a matching Stock Unit grant ranging from 25% to 75% of the amount deferred by the director.  His acquisitions of Restricted Stock pursuant to the Issuer’s 2004 Incentive Stock Plan were made in accordance with the provisions of that Plan, under which each non-management director receives an annual grant of 13,333 forfeitable shares of Common Stock, which vest and becomes nonforfeitable two years after the date of grant or earlier upon a change of control of the Issuer or disability or death of the director.

The Filing Persons acquired their Warrants in connection with their purchase of the Issuer’s subordinated notes in a private placement conducted by the Issuer to raise funds to facilitate the Issuer’s growth strategy.  The Warrants have an exercise price of $5.20 per share, subject to anti-dilution adjustments, and are exercisable from the date of issue for a period of seven years.  Pursuant to the Merger Agreement described below, the Warrants will be terminated and holders of the Warrants (including those Filing Persons who hold warrants) will receive, for each share of Common Stock issuable upon exercise of the Warrants, a cash payment equal to the excess of the “Offer Price” (as defined below) and the exercise price of the Warrants.

CUSIP No. 65686Y	SCHEDULE 13D	Page 10 of 14 Pages

On March 31, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AZZ incorporated, a Texas corporation (“AZZ”), and Big Kettle Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of AZZ (“Purchaser”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Purchaser has agreed to commence a tender offer (the “Offer”) for all of the Issuer’s outstanding shares of Common Stock at a purchase price of $7.50 per share in cash, without interest (less any applicable withholding taxes) (as may be increased pursuant to the Merger Agreement, the “Offer Price”). Purchaser has agreed to commence the Offer promptly after April 30, 2010, but no later than May 7, 2010, and the Offer shall expire on the 20th business day from and including the commencement date unless extended in accordance with the terms of the Merger Agreement and applicable law. The obligation of AZZ and Purchaser to consummate the Offer is subject to customary conditions, including (1) that two-thirds (2/3) of the outstanding shares of Common Stock (determined on a fully diluted basis and taking into account shares of Common Stock issuable upon exercise of options, shares of Common Stock held in the Issuer’s Director Stock Unit Program and restricted shares of Common Stock, in each case whose holders have executed the Stockholders Agreement (as defined below)) shall have been validly tendered and not withdrawn prior to the expiration of the Offer and (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of AZZ (the “Merger”). At the effective time of the Merger, each issued and outstanding share of Common Stock, other than shares held in the treasury of the Issuer or owned by AZZ, Purchaser or any of their subsidiaries, and shares of Common Stock held by stockholders who properly demand appraisal rights, will be converted into the right to receive the Offer Price.

The foregoing descriptions of the Warrants and the Merger Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Warrants and the Merger Agreement, which are filed as Exhibits 2 and 3, respectively,  hereto and are incorporated herein by reference.

Concurrently with the execution and delivery of the Merger Agreement and as a condition to AZZ’s and Purchaser’s willingness to enter into the Merger Agreement, AZZ, Purchaser, Mr. Morrow and the other directors of the Issuer have entered into a Stockholders Agreement, dated as of March 31, 2010 (the “Stockholders Agreement”).  For a description of the Stockholders Agreement, see Item 6 below, which is incorporated herein by reference.

Except as described in this Item 4 and in Item 6 below, the Filing Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  In the event that the Merger is not consummated for any reason, the Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)           The following table sets forth the beneficial ownership of the Issuer’s Common Stock of each of the Filing Persons.  Beneficial ownership is determined in accordance with Rule 13d−3 of the General Rules and Regulations under the Exchange Act.  The Percent Beneficial Ownership of each Filing Person set forth in the table is based on 16,753,943 shares of Common Stock outstanding, as set forth in the Merger Agreement.  For each Filing Person other than Mr. Morrow, such beneficial ownership represents solely the Common Stock issuable upon exercise of the Warrants owned by such Filing Person, as set forth in the table in Item 4 of this Schedule 13D (Amendment No. 2), all of which are presently exercisable.

CUSIP No. 65686Y	SCHEDULE 13D	Page 11 of 14 Pages

Name of Beneficial Owner	No. of Shares	Percent Beneficial Ownership

Joseph J. Morrow	2,474,5001	14.8%1
Claire Morrow	37,500	0.2%
C&M	30,000	0.2%
MCO	45,000	0.3%
Morrow Trust	150,000	0.9%
Morrow & Co.	150,000	0.9%
______________
1
Consists of 1,862,000 shares owned directly by Mr. Morrow, 200,000 shares donated by Mr. Morrow to an educational institution over which Mr. Morrow exercises voting power pursuant to a proxy retained by him in connection with such donation, and 412,500 shares issuable upon exercise of the Warrants owned directly by the other Filing Persons.  Excludes as of March 31, 2010, 119,773 shares issued as Director Stock Units pursuant to the Issuer’s Director Stock Unit Program and 26,666 shares issued as Restricted Stock pursuant to the Issuer’s 2004 Incentive Stock Plan, none of which have vested.  Such excluded and unvested shares of Common Sock allocated or issued to Mr. Morrow will vest in connection with the consummation of the Merger described in Item 4, and Mr. Morrow will receive the Offer Price in respect of such shares.  Also excludes 150,000 shares issuable upon exercise of Warrants owned directly by The Joseph J. and Claire Morrow Charitable Foundation (the “Morrow Foundation”), a charitable trust established by Mr. and Mrs. Morrow as the vehicle for their charitable giving and other charitable activities.  The trustees of the Morrow Foundation are Mr. and Mrs. Morrow’s three adult daughters.  Mr. Morrow and each of the other Filing Persons disclaim beneficial ownership of the Common Stock issuable upon exercise of the Warrants held by the Morrow Foundation.

(b)           By virtue of the voting agreement and the proxy granted by Mr. Morrow to Purchaser pursuant to the Stockholders Agreement described in Item 6 below, Purchaser may be deemed to share the power to vote the 1,862,000 shares of Common Stock owned directly by Mr. Morrow and the 200,000 shares of Common Stock held by his donee over which he holds a proxy, in each case in accordance with the terms of the Stockholders Agreement. See the discussion of the Stockholders Agreement contained in Item 6 below.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Concurrently with the execution and delivery of the Merger Agreement and as a condition to AZZ’s and Purchaser’s willingness to enter into the Merger Agreement, AZZ, Purchaser, Mr. Morrow and the other directors of the Issuer have entered into the Stockholders Agreement, pursuant to which Mr. Morrow and each other director of the Issuer, in his or her capacity as a stockholder of the Issuer, have agreed, subject to the terms and conditions of the Stockholders Agreement, to, among other things, (1) tender their shares of Common Stock in the Offer, (2) provide Purchaser with an option to purchase any shares of Common Stock held by such individuals that are not tendered in the Offer, (3) to vote their shares of Common

CUSIP No. 65686Y	SCHEDULE 13D	Page 12 of 14 Pages

Stock in favor of the Merger, and (4) refrain from disposing of their shares of Common Stock and soliciting alternative acquisition proposals to the Merger.  Mr. Morrow and the other directors also granted Purchaser a proxy to vote any shares of Common Stock held by such individuals in favor of the Merger.  The Stockholders Agreement will terminate upon the earlier to occur of (A) the effective time of the Merger, (B) the termination of the Merger Agreement in accordance with its terms or (C) the closing of the exercise of the option described in clause (2) above or the expiration of the option described in clause (2) above, whichever occurs earlier.

The foregoing description of the Stockholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stockholders Agreement, a form of which is attached as Exhibit A to the Merger Agreement, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit 1	Joint Filing Agreement among the Filing Persons.

Exhibit 2	Form of Stock Purchase Warrant (Incorporated by reference to Exhibit 10.6.6 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2009 filed February 25, 2010).

Exhibit 3
Agreement and Plan of Merger, dated as March 31, 2010, by and among AZZ incorporated, Big Kettle Merger Sub, Inc. and the Issuer, including the Form of Stockholders Agreement, dated as of March 31, 2010, by and among AZZ incorporated, Big Kettle Merger Sub, Inc. and the stockholders of the Issuer listed therein (Incorporated  by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed April 5, 2010).

CUSIP No. 65686Y	SCHEDULE 13D	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 8, 2010

JOSEPH J. MORROW

By:           /s/ Joseph J. Morrow
Joseph J. Morrow

CLAIRE MORROW

By:           /s/ Claire Morrow
Claire  Morrow

C&M MANAGEMENT & REALTY PARTNERS

By:           /s/ Joseph J. Morrow
Joseph J. Morrow, Partner

MCO LIMITED PARTNERSHIP

By:	MCO Management Co., its general partner

By: /s/ Joseph J. Morrow
Joseph J. Morrow, President

JOSEPH J. MORROW REVOCABLE TRUST

By:           /s/ Joseph J. Morrow
Joseph J. Morrow, Trustee

MORROW & CO.

By:           /s/ Joseph J. Morrow
Joseph J. Morrow, Partner

CUSIP No. 65686Y	SCHEDULE 13D	Page 14 of 14 Pages

Exhibit 1

JOINT FILING STATEMENT

The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D is filed on behalf of each of them and that all subsequent amendments to such Statement of Schedule 13D may be filed on behalf of each of them without the necessity of entering into or filing any additional joint filing statements.  The undersigned acknowledge that each of them will be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning each of them, respectively, contained herein and therein, but will not be responsible for the completeness and accuracy of the information concerning the others of them, except to the extent that the undersigned know or have reason to believe that such information is inaccurate.

April 8, 2010

JOSEPH J. MORROW

By:           /s/ Joseph J. Morrow
Joseph J. Morrow

CLAIRE MORROW

By:           /s/ Claire J. Morrow
Claire  Morrow

C&M MANAGEMENT & REALTY PARTNERS

By:           /s/ Joseph J. Morrow
Joseph J. Morrow, Partner

MCO LIMITED PARTNERSHIP

By:	MCO Management Co., its general partner

By:  /s/ Joseph J. Morrow
Joseph J. Morrow, President

JOSEPH J. MORROW REVOCABLE TRUST

By:           /s/ Joseph J. Morrow
Joseph J. Morrow, Trustee

MORROW & CO.

By:           /s/ Joseph J. Morrow
Joseph J. Morrow, Partner